Protara Therapeutics, Inc.

345 Park Avenue South, Third Floor

New York, NY 10010

May 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,
Division of Corporation Finance,

Office of Life Sciences,
100 F. Street, N.E.,
Washington, D.C. 20549.

Re:	Protara Therapeutics, Inc.
Registration Statement on Form S-3
Filed May 2, 2024
File No. 333-279067
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Protara Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on Thursday, May 9, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Robert W. Downes at Sullivan & Cromwell LLP at (212) 558-4312 or by email (downesr@sullcrom.com).

Very truly yours,

Protara Therapeutics, Inc.

By:	/s/ Patrick Fabbio
	Name:	Patrick Fabbio
	Title:	Chief Financial Officer

cc:	Mary J. Grendell, General Counsel and Corporate Secretary, Protara Therapeutics, Inc.
Robert W. Downes, Sullivan & Cromwell LLP